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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 and
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

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                                BIRD CORPORATION
                           (Name of Subject Company)

                               ----------------

                             BI EXPANSION II CORP.
                            CERTAINTEED CORPORATION
                           COMPAGNIE DE SAINT-GOBAIN
                                   (Bidders)

                               ----------------

                    Common Stock, Par Value $1.00 Per Share

    $1.85 Cumulative Convertible Preference Stock, Par Value $1.00 Per Share
                        (Title of Classes of Securities)

                            090763103 (Common Stock)
           090763301 ($1.85 Cumulative Convertible Preference Stock)
                    (CUSIP Number of Classes of Securities)

                               ----------------

                              JOHN R. MESHER, ESQ.
                            CERTAINTEED CORPORATION
                             750 E. SWEDESFORD ROAD
                        VALLEY FORGE, PENNSYLVANIA 19482
                                 (610) 341-7108
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                               ----------------

                                    COPY TO:
                            PHILIP A. GELSTON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1548


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  CertainTeed Corporation ("CertainTeed"), BI Expansion II Corp. (the "Purchaser") and Compagnie de Saint-Gobain ("Saint-Gobain") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (which also constitutes a Statement on Schedule 13D) originally filed on January 16, 1998 (the "Statement"), with respect to an offer (the "Offer") to purchase all outstanding shares of Common Stock, par value $1.00 per share, and all outstanding shares of $1.85 Cumulative Convertible Preference Stock, par value $1.00 per share, of Bird Corporation, a Massachusetts corporation (the "Company"), on the terms described in the Offer to Purchase dated January 16, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The response to Item 1 is hereby amended by the addition of the following after the final sentence of Item 1(b):

  In determining whether any of the conditions to the Offer have been satisfied, the Purchaser will apply a standard of reasonable judgment. In addition, the Purchaser confirms that it will interpret its rights under
Section 14 of the Offer to require it, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares accepted for payment under the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  The response to Item 10 is hereby amended by the addition of the following after the final sentence of Item 10:

  On January 26, 1998, the Nasdaq Stock Market, Inc. notified the Company that the Preference Shares did not meet the listing requirements for the Nasdaq Small Cap Market. On January 30, 1998, the Company and CertainTeed jointly announced that the Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period, effective January 29, 1998, with respect to the Merger. A copy of a press release announcing the early termination is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  The response to Item 11 is hereby amended by the addition of the following new exhibit:

  (a)(9) Text of Press Release dated January 30, 1998, issued by the Company and CertainTeed.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 1998
                                          BI EXPANSION II CORP.,

                                                    /s/ John R. Mesher
                                          By___________________________________
                                            NAME: JOHN R. MESHER
                                            TITLE: VICE PRESIDENT

                                          CERTAINTEED CORPORATION,

                                                    /s/ John R. Mesher
                                          By___________________________________
                                            NAME: JOHN R. MESHER
                                            TITLE: VICE PRESIDENT

                                          COMPAGNIE DE SAINT GOBAIN,

                                                   /s/ Gianpaolo Caccini
                                          By___________________________________
                                            NAME: GIANPAOLO CACCINI
                                            TITLE: SENIOR VICE PRESIDENT

                                 EXHIBIT INDEX


 Exhibit                                                        Page
 Number                         Exhibit Name                   Number
---------          ---------------------------------------     ------
(a)(9)               Text of Press Release dated
                     January 30, 1998, issued by the
                     Company and CertainTeed...............